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                                           Filed By VERITAS Software Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                      Subject Company:  Seagate Technology, Inc.
                                                   Commission File No. 001-11403



                          VERITAS SOFTWARE CORPORATION

                                 SLIDE DEPICTING

          MULTI-COMPANY TRANSACTION INVOLVING SEAGATE TECHNOLOGY, INC.

                        AND VERITAS SOFTWARE CORPORATION

[Two ovals labeled VERITAS and Seagate, with a horizontal arrow originating from Seagate pointing to VERITAS and a horizontal arrow from VERITAS pointing to Seagate.

A rectangle intersecting the Seagate oval and positioned above the arrow from Seagate to VERITAS contains the text
     ~$128M VERITAS shares
     ~$500M of cash
     ~$500M of securities

A rectangle intersecting the VERITAS oval and positioned below the arrow from VERITAS to Seagate contains the text ~116M VERITAS shares

An arrow pointing down from the Seagate oval points to a rectangle labeled Financial Buyer. Along the right side of the arrow is another rectangle labeled Disk Drive Business.

Below and to the left side of the diagram, the following text is positioned with bullet points.]

*VERITAS will receive approximately 128M shares of VERITAS stock currently held by Seagate plus cash and securities totaling approximately $1 billion

*In exchange, VERITAS will issue approximately 116 million shares of VERITAS stock

*The transaction is immediately accretive, boosting VERITAS EPS by approximately 7% in CY01

*VERITAS is not acquiring Seagate's disk drive business or any other Seagate operating business

*This transaction can be viewed as a cashless share repurchase of approximately $2.0 billion of VERITAS stock and an infusion of approximately $1 billion of cash and securities as compensation for facilitating the buyout of Seagate operating businesses
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                     * * * * * * * * * * * * * * * * * * * *

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The foregoing information contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements regarding, among other things, the timing, effect, and potential value of the transaction, are based on the current expectations and beliefs of managements of Seagate and VERITAS Software, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the transaction to close due to the failure to obtain regulatory or other approvals; the failure of the transaction to close due to the failure of Silver Lake Partner's financing source to fulfill certain financial commitments; the failure of the Seagate or VERITAS Software stockholders to approve the merger; the risk of unanticipated costs of effecting the transaction; the risk that liabilities will arise and the new private company will be unable or unwilling to satisfy its proposed indemnification obligations to VERITAS Software; the risk that the economic terms of the transaction will vary substantially due to changes in the market prices of VERITAS software or the investment securities and the impact of the operations of Seagate and the resulting cash balances at closing; and the risk that the Internal Revenue Service will determine that the transaction is taxable to the Seagate stockholders.

For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both Seagate and VERITAS Software as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in the "Factors Affecting Future Operating Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Seagate's Form 10-K its fiscal year ended July 2, 1999 and its Form 10-Q for its fiscal quarter ended December 31, 1999, and in the "Factors That May Affect Future Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations" section of VERITAS Software's Form 10-Q for its fiscal quarter ended September 30, 1999.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Seagate and VERITAS Software are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Seagate and VERITAS Software expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Seagate or VERITAS Software by directing such requests to the respective investor relations contacts listed below.

Seagate and its officers and directors may be deemed to be participants in the solicitation of proxies from Seagate's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Seagate's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on October 4, 1999, and in its S-4 Registration Statement, as subsequently amended, on September 3, 1999. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the Seagate investor relations' contacts listed below.

VERITAS Software and its officers and directors may be deemed to be participants in the solicitation of proxies from VERITAS Software's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in VERITAS Software's S-1 Registration Statements filed with the Securities and Exchange Commission on September 22, 1999, as supplemented. This document is


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available free of charge at the Securities and Exchange Commission's web site at
http://www.sec.gov and from the VERITAS Software investor relations' contacts listed below.

FOR MORE INFORMATION CONTACT:

SEAGATE TECHNOLOGY                          VERITAS SOFTWARE

Media Relations                             Media Relations
---------------                             ---------------

Julie A. Still 831-439-2276                 Erin Jones 805-783-4528
Julie_a_still@notes.Seagate.com             erin.jones@VERITAS.com

Forrest W. Monroy 831-439-2838              Rebecca Glenn 650-318-4362
Forest_w_monroy@Seagate.com                 rebeca.glenn@VERITAS.com

Philip D. Montero 831-439-2862              Martha Blackwell 805-782-4175
Philip_d_montero@notes.Seagate.com          martha.blackwell@VERITAS.com


Investor Relations                          Investor Relations
------------------                          ------------------
Bill Rowley 831-439-2371                    Dave Galiotto 650-318-4047
Bill_Rowley@notes.Seagate.com               dave.galiotto@VERITAS.com

Denise Franklin 831-439-2789                Borah Kim 650-318-4514
Denise_franklin@notes.Seagate.com           borah.kim@VERITAS.com


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